Exhibit 99.30

BURCON NUTRASCIENCE CORPORATION

TO ALL REGISTERED AND
TO NON-REGISTERED SHAREHOLDERS:

National Instrument 51-102 Continuous Disclosure Obligations provides registered and beneficial securityholders with the opportunity to elect annually to have their name added to an issuer's supplemental mailing list in order to receive interim financial statements and related Management's Discussion & Analysis ("MD&A") of the Issuer. If you are interested in receiving such statements and related MD&A please check here:

I wish to receive Interim Financial Statements and MD&A	[ ]

Pursuant to section 161 of the Business Corporations Act (Yukon) the Issuer is required to send a copy of the annual financial statements and related MD&A to each securityholder, except to REGISTERED securityholders who have informed the Issuer in writing that they do not wish to receive a copy of the annual financial statements and related MD&A. If we do not receive a returned copy of this form you will automatically receive annual financial statements and related MD&A. If you are a REGISTERED shareholder of Burcon and you do not wish to receive annual financial statements and related MD&A please check here:

I do not wish to receive Annual Financial Statements and MD&A:	[ ]

PLEASE RETURN THIS FORM TO:

Burcon NutraScience Corporation
1946 West Broadway
Vancouver, British Columbia
Canada
V6J 1Z2
Attention: Corporate Secretary

Name: (Please print)

Signature:
Name and title of person signing if different from name above

Date:

Address:

E-mail Address[1]: (optional)

1 By providing an e-mail address, you will be deemed to be consenting to the electronic delivery to you at such e-mail address of such financial statements and related MD&A, if delivery by electronic means is allowed by applicable regulatory rules and policies.